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SEC FILE NUMBER
0-50425

CUSIP NUMBER
37229P507

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Genitope Corporation

Full Name of Registrant
N/A

Former Name if Applicable
6900 Dumbarton Circle

Address of Principal Executive Office (Street and Number)
Fremont, CA 94555

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
On March 10, 2008, Genitope Corporation (“Genitope”) announced that, based on a meeting with representatives of the U.S. Food and Drug Administration to discuss the previously announced results of Genitope’s pivotal Phase 3 clinical trial of MyVax® personalized immunotherapy in previously untreated follicular B-cell non-Hodgkin’s lymphoma patients, Genitope intends to suspend development of MyVax® personalized immunotherapy. A copy of the press release for that announcement was furnished as an exhibit to Genitope’s report on Form 8-K dated March 12, 2008. Genitope is evaluating its alternatives with respect to the other aspects of its business, including development of its monoclonal antibody program. Genitope is still working internally to determine what effect the suspension of development of MyVax® personalized immunotherapy will have on its operations and disclosures and to evaluate its financial position and plans for continued operations.
As a result, Genitope did not have sufficient time to analyze and revise its disclosures in its Annual Report on Form 10-K by the required deadline in order to allow Deloitte & Touch LLP, Genitope’s independent registered public accounting firm, the time necessary to complete its required procedures related to the audit of Genitope’s financial statements as of, and for the year ended, December 31, 2007. Genitope expects to file its Form 10-K on or before March 31, 2008 (the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25).

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John M. Vuko	510	284-3000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

Genitope anticipates that the earnings statement to be reported in the Form 10-K will contain significant changes from its results of operations for the fiscal year ended December 31, 2006. As of December 31, 2007, Genitope had cash, cash equivalents and marketable securities of $27.9 million, including $1.0 million that is restricted as to its use and secures letters of credit that guarantee rental obligations under the lease for Genitope’s manufacturing facility and corporate headquarters. The decrease from the comparable balance at December 31, 2006 of $61.3 million (including $9.6 million that secured letters of credit related to the construction build-out costs of Genitope’s manufacturing facility and corporate headquarters and was restricted as to its use) was primarily due to operating expenses and the capital expenditures required to complete Genitope’s manufacturing facility and corporate headquarters. The cash usage was partially offset by the completion, in May of 2007, of a follow-on underwritten public offering of 6,010,279 shares of common stock at a price of $3.85 per share, with net proceeds of approximately $21.6 million, as well as an offering of 500,000 shares of common stock at a price of $4.05 per share, with net proceeds of approximately $2.0 million. Genitope believes that it’s current cash resources will provide it with sufficient financial resources to support operations into the middle of 2008. Genitope has not yet completed the preparation of its year end financial statements, and is still discussing the potential effect internally and with its independent registered accounting firm of the suspension of development of MyVax personalized immunotherapy.
Genitope’s Form 10-K for the year ended December 31, 2007, to be filed with the Securities and Exchange Commission, will include an audit report on its financial statements as of and for the year ended December 31, 2007 in which Genitope expects that its independent registered public accounting firm will express substantial doubt about its ability to continue as a going concern.
This Notification of Late filing on Form 12b-25 contains forward-looking statements, including statements regarding Genitope’s anticipated financial results and condition and its ability to complete the filing of its Annual Report on Form 10-K within the 15-day extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause results to differ materially from those indicated by these forward-looking statement. These risks include, without limitation, risks related to Genitope’s ability to complete its financial statements for the fiscal year ended December 31, 2007 and the possibility that it will not be able to do so within the anticipated time period and other risks detailed in Genitope’s filings with the Securities and Exchange Commission, including its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late filing on Form 12b-25. Genitope Corporation undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

Genitope Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2008	By	/s/ John M. Vuko

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).